Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, CA 92130

December 6, 2017

VIA EDGAR

Christine Westbrook
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Apricus Biosciences, Inc.
Registration Statement on Form S-3
Filed November 2, 2017
File No. 333-221285

Dear Ms. Westbrook:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Apricus Biosciences, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Thursday, December 7, 2017, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

APRICUS BIOSCIENCES, INC.

By:     /s/ Richard Pascoe
Richard Pascoe
Chief Executive Officer & Secretary

cc:    Cheston J. Larson, Esq., Latham & Watkins LLP
Matthew T. Bush, Esq., Latham & Watkins LLP
Anthony Gostanian, Esq., Latham & Watkins LLP

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